[Logo of SpatiaLight, Inc.]


February 6, 2006


Via EDGAR, Facsimile and Federal Express
----------------------------------------

U.S. Securities and Exchange Commission
Attn: Donald C. Hunt, Esq., Attorney Advisor
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0306
Tel: (202) 551-3647

Re: SpatiaLight, Inc. (the "Company"), Post Effective Amendments No. 5 to Registration Statements on Form S-3 filed January 23, 2006 (File No. 333-122391, the "Financing Registration Statement") (File No. 333-122392, the "Shelf Registration Statement") (the "Post-Effective Amendments No. 5")

Ladies and Gentlemen:

We submit this letter to the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") in response to its comments, dated February 2, 2006 (the "Comment Letter"), with respect to the Company's Post Effective Amendments, dated January 23, 2006, to the Financing Registration Statement and the Shelf Registration Statement (collectively, the "Registration Statements"). For the Staff's convenience, the responses set forth below are numbered to correspond to the comments in the Commission Letter and we have also set forth such comments for the convenience of the Staff.

Post-Effective Amendments to Forms S-3 (File Nos. 333-122391)

1. We note your response to comment 1. However, it is unclear why the prospectus continues to disclose that filing is "subject to completion."

The Company recognizes that the prospectus should not have disclosed that the filings are "subject to completion," and such disclosure is therefore not included in the Post-Effective Amendments No. 5.

Risk Factors, page 3

2. With a view toward disclosure, please provide us the details of your shareholder TV offer, including who will absorb the cost of any discount provided to shareholders and the impact of that cost on your results.


               Five Hamilton Landing, Suite 100 o Novato, CA 94949
                         415 883-1693 o Fax 415 883-3363
                               www.spatialight.com

February 6, 2006
Page 2


The Company's shareholder television offer consists of an offer by SpatiaLight to its shareholders of record, as of the close of business on October 28, 2005, for such shareholders to be able to purchase televisions incorporating our LCoS Sets directly from LG Electronics' regional distributors for a price equal to a 30% discount to LG Electronics' suggested retail price for those televisions. Any such future purchases would be made by the shareholder directly from LG Electronics' distributors and SpatiaLight merely has a ministerial role in this transaction. SpatiaLight is not required to pay any consideration to LG Electronics or to any other party for this accommodation to our shareholders and there is no financial cost to SpatiaLight associated with this offer. Therefore, there will be no impact upon our results of operations. For the Staff's information, only approximately 100 of our shareholders of record as of the applicable date have expressed interest in this offer, and we do not expect that more than 50 television sets will be sold by LG Electronics' distributors as a result of the offer. Based upon the foregoing, we respectfully submit that the shareholder television offer is not material to our business, and therefore, disclosure of the sort that the Comment Letter contemplates, in a registration statement, would not be meaningful to investors.

About SpatiaLight, page 13

LG Electronics, Inc., page 14

3. Please disclose the material terms of the agreement referenced in the penultimate sentence of the second paragraph of this section, including the new period during which you will fill the initial LG purchase. If the referenced agreement is in writing, please file it.

The Company has provided enhanced disclosure in the Post-Effective Amendments No. 5 in the second paragraph under the heading "LG Electronics, Inc." with respect to the agreement that is the subject of this comment of the Staff. The referenced agreement was made through a series of oral and email communications, and there is not a final written agreement with respect to this matter. We note to the Staff that the agreement with LG Electronics referenced in this comment was of a general nature and that the initial delivery of 9,300 LCoS Sets may be completed over a period of time that will extend beyond April 2006, although we have not agreed to a final date by which such products must be delivered. However, we currently believe that such order will be completed by July 2006. We believe that the material terms of the agreement referenced in this comment, and our current expectations with respect to the subject matter of that agreement, are fully disclosed in the Post-Effective Amendments No. 5.

4. Please revise your disclosure in the third paragraph to discuss the following:

     o the specific reasons for problems in production of your LCoS sets and lower than expected manufacturing yields that you have experienced; and

     o known, material reasons for changes in your customer's product launch schedule or volume expectations.

     If these developments have or are expected to affect your relative competitive position, please clearly and directly disclose the effects.


               Five Hamilton Landing, Suite 100 o Novato, CA 94949
                         415 883-1693 o Fax 415 883-3363
                               www.spatialight.com

February 6, 2006
Page 3


With respect to the first bullet point, the Company has provided more specific disclosures in the Post-Effective Amendments No. 5, in the section under the heading "LG Electronics, Inc.," with respect to the problems in production that we have recently experienced. Furthermore, based upon this comment and our discussions with the Staff concerning this comment, we have revised the Risk Factor entitled "We are currently manufacturing and shipping our LCoS Sets..." to clarify the risks associated with unanticipated manufacturing difficulties that may arise in the future.

With respect to the second bullet point, we have revised the disclosure contained in the fourth paragraph under the heading "LG Electronics, Inc." to disclose that past revisions in LG Electronics' launch schedule have been based upon publicly disclosed revisions to the product delivery schedule. In the second paragraph under the same heading, we disclose that the most recent revision to the delivery schedule, "... was based primarily upon our expectations about our production output capacity."

We do not currently believe that the developments referred to under the heading "LG Electronics, Inc." have, or are expected to have, a material negative impact upon our competitive position with respect to our business with LG Electronics or other customers or prospective customers. However, we note to the Staff that unanticipated future problems in production of our LCoS Sets, or lower than expected manufacturing yields, could be harmful to our business with LG Electronics, as well as other customers and prospective customers, and we disclose this possibility in the Risk Factor "We are currently manufacturing and shipping our LCoS Sets..." in the Post-Effective Amendments No. 5.

Documents Incorporated by Reference, page 26

5. Please revise this section to include all the filings you are required to list by Item 12 of Forms S-3. We note the Form 8-K filed on January 19, 2006.

This section has been revised in Post-Effective Amendments No. 5 to include all filings that the Company is required to list by Item 12 of Form S-3. We appreciate that the Staff particularly noted the Form 8-K that we filed on January 19, 2006 for inclusion into this section.

Part II

Item 17. Undertakings, page II-3

6. Please tell us why you have not provided complete undertakings required by Regulation S-K Items 512(a)(5), 512(a)(6) and 512(h).

In response to this comment, we have included the undertakings required by Regulation S-K Items 512(a)(5), 512(a)(6) and 512(h) in Post-Effective Amendments No. 5.

Post-Effective Amendment to Form S-3 (File No. 333-122392)


               Five Hamilton Landing, Suite 100 o Novato, CA 94949
                         415 883-1693 o Fax 415 883-3363
                               www.spatialight.com

February 6, 2006
Page 4


7. Please comply with the foregoing comments to the extent they are applicable to Form S-3 File No. 333-122392.

The Company has carefully considered each of the foregoing comments in its preparation of both of the Post-Effective Amendments No. 5.

The Company acknowledges that:

      o the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

      o Staff comments or changes to disclosure in response to Staff comments do not preclude the Commission from taking any action with respect to its filings; and

      o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request that the Staff contact us as soon as practicable with respect to the matters referred to herein.

The management of the Company appreciates the continuing cooperation and courtesy of the Staff with respect to these matters.

Sincerely,



 /s/ Robert A. Olins
---------------------------------------------
Robert A. Olins
Chief Executive Officer

cc:      Russell Mancuso, Branch Chief, SEC
         Melvin Katz, Esq., Bryan Cave LLP
         Eric Rieder, Esq., Bryan Cave LLP
         David Hakala, SpatiaLight, Inc.
         Andrew Fabian, SpatiaLight, Inc.
         Paul Ainslie, Odenberg, Ullakko, Muranishi & Co., LLP






















               Five Hamilton Landing, Suite 100 o Novato, CA 94949
                         415 883-1693 o Fax 415 883-3363
                               www.spatialight.com